

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2015

Via e-mail
Xinfu Hu
Chief Executive Officer
Fuling Global Inc.
Southeast Industrial Zone, Songmen Town
Wenling, Zhejiang Province
People's Republic of China 317511

> **Re:** **Fuling Global Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted April 2, 2015**
> **CIK No. 0001637921**

Dear Mr. Hu:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2. Please revise the cover to name Burnham Securities, Inc. as the underwriter of this offering. Refer to Item 501(b)(8) of Regulation S-K.

Prospectus Summary, page 1

Company Overview, page 1

3. Your summary begins by highlighting the amount of cutlery, straws and courtesy cups that you provide to what you state are four of the five largest fast food restaurant chains in the United States. Please provide context for this information by identifying what metric was used to determine that these were the "largest" fast food restaurant chains, as well as indicating what portion of your revenue these sales represented, and whether you have any contracts with these chains to guarantee commensurate sales going forward.

4. Please provide the basis for your statement that you have grown into a "top company among Chinese non-state owned enterprises in the disposable serviceware industry," and similar statements elsewhere in your prospectus, such as that you are "one of the leaders of [y]our industry in China … [and] are in the leading position in China," on page 28. Please make apparent what metric you used to determine your position, and include a thorough discussion of your Chinese competitors. We note that you do not sell your products to Chinese customers.

Industry and Market Background, page 3

5. Please clarify what you mean by the terms "overseas dealers," "importers," and "overseas manufacturers."

Our Challenges and Risks, page 5

6. You do not provide a substantive discussion of the risks and uncertainties that are attendant to your Opportunity and Strategy section on page 4. Moreover, your discussion here of the risks that your company faces is limited to only three risk factors. Please revise your summary to ensure that it is a balanced presentation of your company and the risks it faces, rather than a discussion of only your competitive strengths and your expectations.

Risk Factors, page 11

If we fail to protect our intellectual property rights, it could harm our business and competitive … page 12

7. Please discuss the enforceability of your Chinese patents and registered marks in other jurisdictions.

Outstanding bank loans may reduce our available funds, page 12

8. You state here that all of your land and property serves as collateral for your debt arrangements. We note that all of your debt arrangements are with creditors in China. Please advise whether the collateral for your debt includes your assets outside of China, and please reconcile this statement with your disclosure on page 67 to the effect that only some of your real property and fixed assets are collateral for your secured loans.

Risks Related to Doing Business in China, page 15

9. We understand that the Chinese Ministry of Commerce recently released a draft Foreign Investment Law that may significantly change procedures for foreign investment in PRC companies. Please tell us what consideration you have given to including risk factor and regulations discussions, as necessary, to address the potential impact of the draft law.

Under the Enterprise Income Tax Law, we may be classified as a "Resident Enterprise" of China … page 16

10. Please clarify why the EIT Law and its implementing regulations are "relatively new" and why "ambiguities exist" in light of the fact that the EIT Law has been in place for nine years and its implementing regulations were issued six, four and one years ago.

Governmental control of currency conversion may affect the value of your investment, page 18

11. You state that you purchase raw materials primarily in U.S. dollars. We note that your main suppliers are based in China or based in Hong Kong with Chinese operating subsidiaries. Please advise.

PRC regulations relating to the establishment of offshore special purpose companies by PRC … page 20

12. You state that Ms. Jiang has completed her SAFE Circular 37 registration. Please disclose whether your other shareholders have also done so.

Risks Related to Our Corporate Structure and Operation, page 21

13. We note that you intend to list on the NASDAQ Capital market. If you intend to rely on exchange rules that permit foreign private issuers to follow their home country requirements to some extent concerning corporate governance issues, please include a risk factor that discloses this reliance and describes the corporate governance matters affected.

<u>Our directors' and executive officers' other business activities may pose conflicts of interest, page 22</u>

14. Please clarify what business Wenling Fuling Plastic Products Co. Ltd. is involved in.

<u>An insufficient amount of insurance could expose us to significant costs and business disruption, page 22</u>

15. Please provide a more thorough discussion of the scope of coverage of your insurance so that it is apparent what the extent of the risk you describe here is.

<u>Risks Related to Our Initial Public Offering and Ownership of Our Ordinary Shares, page 22</u>

16. Please revise to include a risk factor addressing the fact that Taizhou Fuling will expire on October 27, 2017.

17. Please include risk factors discussing the facts that your board of directors may decline to register a transfer of ordinary shares and that shareholders will not be able to present proposals before general meetings or extraordinary general meetings not called by such shareholders.

<u>The requirements of being a public company may strain our resources and divert management's attention, page 23</u>

18. Please remove the statement that you will be required to file quarterly reports under the Exchange Act. As a foreign private issuer, you are not required to do so.

<u>We have broad discretion in the use of the net proceeds from our initial public offering and … page 24</u>

19. Your offering is being conducted on an all-or-none basis. Please revise to clarify how you may raise more money than that required for the purposes explained in the Use of Proceeds section. Please also describe here, and elsewhere as appropriate, what notice will be given to shareholders in the event that you determine that the proposed uses in the Use of Proceeds section are no longer in the best interests of the company.

<u>You will experience immediate and substantial dilution, page 25</u>

20. Please revise, here or elsewhere, to discuss the risks associated with the fact that holders of 28.5% of your equity will not be subject to lock-up agreements.

U.S. tax authorities could treat us as a "passive foreign investment company," which could have
… page 25

21. Please revise to clarify why, based upon your business and circumstances, you may be
treated as a PFIC.

Special Note Regarding Forward-Looking Statements, page 26

22. Please revise the last sentence under this heading to note that you will update forward-
looking statements as required by the federal securities laws.

Use of Proceeds, page 29

23. You state that you will use 21.11% of your proceeds to develop your U.S. sales network.
Please describe what this may entail, here or elsewhere as appropriate.

Exchange Rate Information, page 31

24. Please provide the exchange rate as of the latest practicable date. Please refer to Item
3.A.3.a of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
34

Recent Trends, page 35

25. This section appears to contain a summation of management's strategy going forward
rather than a discussion of observed trends that management expects to impact the
company's results of operations. Please either change the title of this heading or revise.
Please also clearly state when you are expressing management's beliefs, and please
provide context for your statements as appropriate. For example, you state that
companies that provide eco-friendly products can charge higher prices and thus achieve
higher profit margins, but it is unclear how the increased costs of producing "eco-
friendly" products as opposed to conventional products would negatively affect profit
margins.

Results of Operations, page 36

26. You repeatedly state that fluctuations in crude oil prices impact your results of
operations, but do not include any discussion of the effects of the sharp drop in crude oil
prices in the past year. Please revise. Similarly, you state on page 12 that you rely on
third-party manufacturers as a source for your products. Please disclose what portion of
your products is produced by third-party manufacturers as well as the associated impact
on your gross margins. Please refer to Item 5.A of Form 20-F.

Interest expense, page 39

27. Please revise to discuss the amount of outstanding principal in each of the periods that you discuss here, as well as the expenses associated with your bank notes payable.

28. Please revise your disclosure to explain why you were able to obtain loans at lower interest rates in 2013 compared to 2014. For example, please clarify if it was due to general economic conditions in the PRC or to other factors not present in 2014, such as your guarantee of unrelated third party bank loans.

Other income (expense), page 39

29. Please revise your disclosure to explain why you previously guaranteed unrelated third party bank loans. We note your disclosure that you have "no intention to enter any third party guarantee arrangement in the future"; however, please clarify if there could be circumstances in which you may be required to provide such guarantees notwithstanding your current intent.

Liquidity and Capital Resources, page 40

30. We note your disclosure that the "Company expects to be able to refinance its short term loans based on past experience and the Company's good credit history". Please expand your disclosure to address the following: explain why all your loans are short-term; indicate whether long-term debt is generally available in the PRC; and address the potential risks and consequences if you are unable to refinance your short term loans.

31. Please revise the label of the line item "net increase in cash" to also reflect that there was a decrease in cash in 2014.

Liquidity and Capital Resources, page 40

32. We note your disclosure that the "Company expects to be able to refinance its short term loans based on past experience and the Company's good credit history". Please expand your disclosure to address the following: explain why all your loans are short-term; indicate whether long-term debt is generally available in the PRC; and address the potential risks and consequences if you are unable to refinance your short term loans.

33. Please revise the label of the line item "net increase in cash" to also reflect that there was a decrease in cash in 2014.

Operating Activities, page 40

34. Please revise your disclosure to quantify the increase in sales in the last quarter in 2014 compared with the same period of 2013 and, if applicable, to explain any other factors that resulted in accounts receivable increasing at a faster rate than sales.

Loan Facilities, page 41

35. Please discuss the interest rate structure of your debt arrangements. Please refer to Item 5.B.2 of Form 20-F.

Business, page 45

Overview, page 45

36. You state in the seventh paragraph under this heading that you "retained an experienced U.S. QSR chain executive who was instrumental in helping [you] build direct relationships with other QSR chains." We note that neither Messrs. Chapleski or Kunes has experience as a QSR chain executive. Please advise whether you retained another American executive, and if so, in what capacity and whether your relationship with this individual is ongoing.

Corporate Information, page 45

37. You state here that Old Fuling has yet to be dissolved. As such, it is still one of your subsidiaries, but you do not present it in your corporate structure or the list of subsidiaries attached to this registration statement as Exhibit 21. Please revise.

Our Products, page 48

38. Please indicate which of your recent research projects are protected by patents or other intellectual property measures. Please also clarify who retains the intellectual property generated through your collaborations with the Chinese Academy of Sciences.

Our Environmental Stewardship Measures, page 49

39. You state here that you have obtained several environmental stewardship related certificates. However, only one certificate in this table relates to environmental stewardship. Please revise.

Our Equipment, page 50

40. Please clarify the meaning of the table under this heading, including the meaning of "Leading Level."

Production Strategy, page 51

41. You devote an extensive portion of your prospectus to discussion of your Allentown facility. However, we note that the majority of the proceeds of your offering will be used for the establishment of a new factory in Wenling. Please revise, here and elsewhere as appropriate, to provide a discussion of your planned Wenling expansion, including the nature of your planned expansion, an estimate of the amount of expenditures that will be required and the amount already paid, how the expansion will be financed, the estimated start and completion dates of the expansion, and the anticipated increase in production capacity. Please refer to Item 4.D of Form 20-F.

Competitive Position, page 56

42. Please expand your discussion to discuss your competitors outside the U.S. Please also revise your disclosure here and in risk factors to discuss your position in the serviceware segment, which is the only segment you are active in, rather than in the foodservice disposable industry as a whole.

Awards and Recognition, page 57

43. You state that you are a Category A enterprise of China Customers and thus receive streamlined customs clearance measures. Please clarify how long this rating will last and discuss any relevant renewal procedures.

Regulations, page 61

44. Please revise to include a discussion of the American regulations that currently affect your business or will affect your business once your Allentown facility is functioning. Please refer to Item 4.B.8 of Form 20-F.

Foreign Investment Restrictions Regulations, page 61

45. Please clarify what the ramifications of producing "permitted" products are.

Regulations on Tax, page 62

46. Please clarify what portion of your products, if any, benefit from the 13% export tax rebate that you refer to in the final sentence under this heading.

Description of Property, page 66

47. Please disclose the productive capacity and extent of utilization for the properties that you discuss here. Please refer to Item 4.D of Form 20-F.

Management, page 68

48. Please revise to discuss the other principal business activities of your directors and executive officers, as well as any other directorships that your directors hold. Please refer to Item 6.A.2 of Form 20-F.

Remuneration and borrowing, page 72

49. Please reconcile your disclosure here that directors may receive such remuneration as the board may determine from time to time, implying that such remuneration has yet to be determined, with your disclosure under Director Compensation that non-employee directors will be entitled to receive up to $13,300 per year and may receive incentive option grants. Please also clarify whether all directors, only non-employee directors, will be entitled to receive reimbursement of travel expenses for board meetings.

Qualification, page 72

50. You state that independence is a membership qualification for your directors, but two of your directors are not independent. Please revise.

Director Compensation, page 72

51. Please disclose the compensation that Ms. Zhu received in the last full financial year for services to your subsidiaries or yourself. Please refer to Item 6.B.1 of Form 20-F.

Executive Compensation, page 73

52. You set aside pension amounts for your executives as required by Chinese statute. Please disclose this amount. Refer to Item 6.B.2 of Form 20-F.

Summary Compensation Table, page 73

53. You state that Mr. Hu and Mrs. Jiang receive 10,000 RMB per month. This does not match the $20,000 that you reflect for each of them in each of 2014 and 2013 in this table. Please revise.

54. Please revise footnote 1 to this table, which appears to state that "All Other Compensation" consists of social security payments required under Chinese law, which conflicts with the statement in footnote 3 that Mr. Kunes' other compensation consists of commissions. Please also advise as to whether Messrs. Kunes and Chapleski receive social security payments under Chinese law.

Employment Agreements, page 74

55. You state that you are required by Chinese law to executive written labor contracts with full-time employees, and that all of your employees, including management have executed employment agreements. Please clarify whether this includes Messrs. Kunes and Chapleski, who you do not discuss here.

Related Party Transactions, page 76

56. You refer here to renting office space from Special Plastics, but do not discuss any rented office space under your description of properties. Moreover, your disclosure here regarding the amount that you paid to Special Plastics conflicts with your disclosure in Note 11 to the financial statements. Please revise.

57. Please revise your disclosure of the loans that you have received from Ms. Jiang to disclose the largest amount outstanding during the period covered and the amount outstanding as of the latest practical date. Please refer to Item 7.B.2 of Form 20-F.

Description of Share Capital, page 78

58. Please provide the information called for by Item 10.B.1 of Form 20-F, either here or elsewhere as appropriate.

59. Please revise your disclosure to reflect the terms of your Articles of Association. We note, for example:

- you state on page 79 that the board may decline to register a transfer of shares upon various enumerated circumstances, but that your Articles gives the board absolute discretion in declining to register a transfer

- you state on page 79 that the register will not be closed for more than 30 days while your Articles state that the register will not be closed for more than 45 days;

- you state on page 80 that shareholders holding in the aggregate 30% of your equity may requisition an extraordinary general meeting, while you Articles require 45%;

- you state on page 80 that you may only have a minimum of three directors, while your Articles allow a minimum of one director; and

- the grounds for removing a director that you present on page 81 do not match the grounds allowed by your Articles.

General Meetings of Shareholders, page 80

60. Please disclose the conditions of admission to your general meetings. Refer to Item 10.B.5 of Form 20-F.

Inspection of Books and Records, page 81

61. You state that shareholders have the right to inspect your list of shareholders and receive annual audited financial statements, and refer to "Where You Can Find More Information." However, that section of the prospectus does not address the right to inspect your list of shareholders. Please revise.

Quantitative and Qualitative Disclosures About Market Risk, page 86

62. You state that your exposure to interest rate risk primarily relates to the manner in which you invest excess cash. Please revise to include a discussion of your debt arrangements. Please refer to Instruction 2 to Item 11.a.1.i of Form 20-F.

Summary of Shares Available for Future Sale, page 88

63. The table that you include here refers to a resale component to your registration statement and an incentive share option pool, neither of which exist, and conflicts with your disclosure elsewhere regarding your lock-up agreements. Please revise.

People's Republic of China Enterprise Taxation, page 89

64. Please tell us what consideration was given to providing an opinion of counsel for your discussion under this heading. We note your inclusion of the risk "Under the Enterprise Income Tax Law, we may be classified as a "Resident Enterprise," page 16."

Information Reporting and Backup Withholding, page 92

65. Please include discussion of the requirements for reporting foreign financial assets under the Hiring Incentives to Restore Employment Act of 2010, as applicable.

Enforceability of Civil Liabilities, page 92

66. You state that all of your officers are nationals or residents of countries other than the United States. This appears to overlook Messrs. Chapleski and Kunes. Please revise.

Placement, page 93

67. Please revise to state clearly that Burnham Securities Inc. is an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and to discuss the attendant ramifications of this fact.

68. Please revise to include a full discussion of the manner in which your securities will be placed. We note that you do not discuss the all-or-nothing aspect of your offering, the timeframe of the offering, where and to whom subscription applications may be addressed, the methods or time limits of paying for securities, or when the securities will be delivered to subscribers. Please refer to Item 2.B of Form 20-F.

69. You state here that there is no arrangement for funds to be received in escrow. This is contrary to your disclosure on the cover page of this prospectus, page 22 of the same, and Exhibit 10.12 to this registration statement, which, while yet to be filed, explicitly contemplates an arrangement for IPO funds to be received in escrow. Please revise.

70. You state on page 94 that you have entered into lock-up agreements that will prevent various transactions in your stock for 180 days after the date of this prospectus. This conflicts with your disclosure on page 88 stating that you have yet to enter into any lock-up agreements, and that such agreements will be in place for 12 months. Please revise, and please disclose the exceptions to the lock-up agreements that your directors, executive officers and greater than 10% stockholders have entered.

Consolidated Financial Statements

Consolidated Balance Sheet, page 2

71. We note that accounts payable and accrued liabilities represent 39% of total liabilities. Please revise your balance sheet to separately present accounts payable and accrued liabilities. To the extent further segregation of your accrued liabilities may be useful in helping a reader understand your obligations, please provide footnote disclosures that quantify and explain the specific nature of such liabilities.

Consolidated Statement of Cash Flows, page 5

72. Since it appears to us that your short-term borrowing and bank notes payable generally have maturities greater than ninety days, please revise your statement of cash flows to separately present the related proceeds and repayments on a gross basis for each period.

General

73. Please provide the disclosures required by ASC 280-10-50-40 and 50-41.

Note 1 – Organization and Description of Business, page 6

74. Please more fully explain to us how you determined Domo is a VIE and how you determined you are the primary beneficiary. Please tell us who holds the remaining 51% ownership interest, including what, in any, affiliation they or their owners have to you. Also, please provide all the disclosures required by ASC 810-10-50-8 and 50-14.

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation, page 7

75. Please more fully explain to us how you determined that FGI, Total Faith, Taizhou Fuling and Taizhou Fuling's subsidiaries were under common control during all periods presented.

76. Please address how Total Faith's acquisition of Wenling Songmen's 24% interest in Taizhou Fuling for RMB 29,000,000 on May 28, 2014 was accounted for and how Ms. Jiang's transfer of her interest in Total Faith to FGI on February 19, 2015 was accounted for, specifically address the ownership structure of FGI before and after the transfer. In addition, please more fully explain to us the facts and circumstances related to 2014 dividend.

Foreign Currency Translation, page 11

77. Please prominently disclose your reporting currency.

Note 7 – Short-Term Borrowings, page 16

78. Please quantify the amount of assets pledged to secure borrowings at each balance sheet date.

Undertakings, page II-3

79. Please revise undertaking (a)(iii) to correspond to the language of Item 512(a)(1)(iii) of Regulation S-K, and undertaking (d) to correspond to the language of Item 512(a)(4) of Regulation S-K. Please ensure that where you refer to an undertaking, as in your reference to "this paragraph (a)(4)" in undertaking (d) of your prospectus, that you use an internally consistent designation.

80. Please revise to include the undertaking in Item 512(a)(6) of Regulation S-K.

81. Undertaking (f) is the undertaking found in Item 512(a)(5)(iii) of Regulation S-K. However, that undertaking is only applicable in the context of an offering subject to Rule

430C. As you are relying on Rule 430A, this undertaking is not appropriate and should be removed.

You may contact Mindy Hooker at(202)551-3732 or Anne McConnell at (202)551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

CC: Anthony W. Basch, Esq.
        Kaufman & Canoles, P.C.